

EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY -
WORK HISTORY DOCUMENTS



Joe Rizzo

Summary

Recognized as a leader in the marketing technology industry (including as the #3 MarTech Influencer by Onalytica), I'm an expert in delivering marketing strategy and execution for B2B and B2C companies with a focus on digital tactics. Always learning.

Experience

CEO, CYDigital

2019 – present

Developing a marketing technology application that delivers significantly higher ROI than search and social advertising. Focused on the gap between data privacy, legislation and marketer's need to improve its database. All startup tasks: financial modeling, business plan dev, VC and angel outreach and negotiations, defining product requirements, managing legal and outside advisors.

Principal, iNeoMarketing

2002 – 2019

Delivered marketing technology knowledge and guidance to the B2B Clients and Marketers so as to dramatically increase attributable revenue and demonstrably maximize MarTech ROI. As Principal with iNeoMarketing, a provider of MarTech Services, Support and Staffing, I advised clients on strategic and tactical recommendations to drive measurable revenue through marketing technology. As a part of the MarTech counsel, I executed on the recommended plans with reports back to my clients. As a result, I've delivered many revenue-generating strategies for my clients over the past 13 years. Recognized as the #3 MarTech influencer by Onalytica. Clients included Prudential and Liberty Mutual.

CEO, OnDialog (formally PluraPage)

2006 – 2009

Established and built software company based on one of the first marketing technology point solutions focused on landing pages. Raised more than $7.5M up through Series A; at peak, company valuation reached $25M. Drove sales effort, attracting high-profile clients such as Prudential, Direct Energy, and the Detroit Pistons. At peak, attained $1.2M run rate for monthly billed sales. Lead product development effort managing in house and contracted software engineers. Hired and trained 15-member staff. Secured multiple, highly profitable partnerships including salesforce.com, building relationships at all levels. Turned company over to new management team, asked to return to turnaround company performance.

VP, Marketing, Visual Networks

1999 – 2001

Brought in to turnaround underperforming marketing department for a recognized leader in network service performance management. Held full responsibility for establishing corporate marketing strategy and overseeing all lead generation, channel marketing, communications, and PR. Led partner marketing activities. Selected accomplishments:

• Restructured marketing department role and approach from branding to direct response, resulting in $70M increase in sales pipeline within a 6-month period.

• Increased lead generation results by 150% by establishing internal lead management systems incorporating qualifications, metrics, accounting, and reporting.

• Raised visibility to press by distributing structured calendar of releases and series of tours around new product launches; achieved improved coverage and garnered positive company reviews.

VP, Marketing, OneSoft

1998 – 1999

Charged with managing business development, service marketing, and channel marketing and sales for an enterprise-level e-commerce application corporation. Held P&L responsibility for development and launch of enterprise software and service packages, including functional and technical definitions, pricing, proposals and contracts, promotional tools, and sales training. Directed 18-member team in development of comprehensive channel program, set strategy, and created channel marketing positioning, value proposition, and messaging; oversaw 4-member business development team. Managed e-commerce partner recruitment activities. Selected accomplishments:

• Developed and implemented company's indirect business model, focusing on packaging and reselling e-commerce software with strategy and deployment services to VARs and systems integrators, generating more than $10M in revenue in a 12-month period.

• Launched software and service packages.

Director of Marketing, Altec Lansing

1996 – 1998

Responsible for all B2B and B2C marketing for industry's largest computer speaker manufacturer. Responsibilities included product marketing, branding, channel marketing. Launched one of the first e-commerce enabled websites for company. Was named top 10 tech marketer during tenure.

Previous positions included VP, Marketing, Product Manager, Assistant Product Manager.

Education

Zicklin School of Business, City University of New York, MBA, International Marketing, 1983

Pace University, New York, NY, BBA, Marketing, 1981

MORGAN PIERCE

Dublin, Ireland · (085) 875 2105

Morgan is an engagement marketing expert, serial entrepreneur, and global speaker. A graduate of Columbia University with a degree in Computer Science and Economics, she started her career as an natural-born entrepreneur launching two start-ups in 3 years, both with achieving multi-million dollar exits. She gained experience in the multinational arena as Director of Marketing for EMEA at Oracle. She has been involved with more than 30 successful start-ups in Cybersecurity, Fintech, and Martech. In her career, she has managed teams of over 800 people and annual revenue of more than US$50 million.

Most recently as CMO of SEBA Bank AG, she was responsible for the development and growth of the global SEBA brand and driving the marketing agenda for one of the world's first regulated crypto banks. In that role, she led a hugely successful brand launch, from zero to $106mn of publicity value in the first 90 days post launch, increasing the prospect for the SEBA brand to gain global momentum in the months following.

Morgan is an accomplished public speaker and lectures globally on Blockchain and the digital asset ecosystem.

EXPERIENCE

CMO
XWISS AG
JUN 2019 – PRESENT

Tasked with creating the brand and marketing vision, developing the go to market strategy and facilitating the achievement of Xwiss overall objectives and revenue targetsDescribe your responsibilities and achievements in terms of impact and results. Use examples, but keep it short.

CO-FOUNDER
IGNITE COMMUNICATIONS
MAY 2019 – PRESENT
Helping new economy companies reach a global audience, at the right time, with the right words.

EXSILICO
ADVISOR
SEP 2019 – PRESENT
ExSilico are pioneering cutting-edge solutions for cryptographic key storage.

SEBA BANK AG
CHIEF MARKETING OFFICER
Apr 2018 – May 2019
• Accountable for defining and building the SEBA marketing strategy and team, including brand, PR, investor relations, multi-channel performance marketing, partner marketing and marketing operations
• Ensuring SEBA has a compelling, cohesive, continually evolving brand story and voice
• Developing and driving a global brand architecture and ensuring consistency across all strategies and consumer touch points – packaging, displays, collateral, media, PR, online, and physical locations
• Setting marketing goals and objectives and identifying and tracking KPIs on a regular basis and presenting results to the executive Board

ALTIFY
SR. DIRECTOR DEMAND GENERATION, CONTENT MARKETING & COMMUNITY
JUN 2015 – JUL 2017
• Designed and implemented ABM strategy to focus on specific business pressures/personas for highly personalized outreach
• Program-managed brand strategy and rebrand efforts of Altify Inc (formerly known as The TAS Group)
• Responsible for the creation and digital marketing of all content assets: eBooks, white papers, blogs, videos, podcasts, webinars
• Manage press & analyst relations and integrate PR/AR strategy to weave messages across all marcomms

REFERSTAR
MANAGING DIRECTOR
OCT 2012 – MAY 2015
• Recruited by Board of Directors to prepare the tech start-up for fundraising
• Developed business plan, growth strategy, financial projections and fundraising strategy; secured funding of €1.25M seed capital from US based investor group
• Worked with founders to develop SaaS strategy, platform, pricing, T&Cs, support offering
• Built a User community of 3k+ registered referrers in 6 months and produced a viral video which organically secured 275k views

CURVES
FRANCHISE OWNER & MARKETING DIRECTOR
JUL 2003 – SEP 2012
• Franchise owner and operator of three Curves franchises
• Formed and managed Curves Ireland Cooperative to implement national marketing, PR and advertising programs on behalf of all franchisees

POWERSCOURT CAPITAL PARTNERS
CHIEF OPERATING OFFICER
JUN 2000 – OCT 2001
• Co-founded enabling technology fund for entrepreneurial investors; completed 27 investor presentations and recruited 7 limited partners for a total of £6.8M Irish pounds
• Developed relationships with investment community in Ireland & UK to source and offer deals; established relationships with academic community to facilitate sourcing of early stage opportunities

ORACLE
DIRECTOR OF MARKETING & PRE-SALES, ISD EMEA
JAN 1999 – JUN 2000
• Recruited as Business Development Director to assist MD in identifying new channels for selling Oracle products via electronic mechanisms including internet, converged voice and data, video, CD-ROM and other new media alternatives
• Responsible for lead generation and collaborative selling techniques leveraging purely electronic means of communicating with customers and prospects

BSG ALLIANCE/IT
VICE PRESIDENT
MAY 1996 – NOV 1998
• P&L responsibility for New York, New Jersey, New England, and eastern Canada. Responsible for organization of 100+ consultants, producing revenues in excess of $15M and profits of over $5M
• Landed the 4 largest accounts: AT&T, GTE, Bertelsmann and Wright-Express.
• Oversaw the delivery of interactive call-center systems, generating revenues of over $6M per year

EDUCATION

COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK
BA IN ECONOMICS & COMPUTER SCIENCE
1984 – 1987

John Rizzo

jrizzo1@gmail.com
3 Hacienda court
San Rafael, CA, 94901
415 233 2610

Summary:

I have been on three breakout teams that delivered new technologies, brokered relationships between large companies at the highest levels and been in lead positions in setting industry standards that balanced the needs of multiple companies. I have negotiated technology and partnership agreements for more than 15 years. I have extensive experience, but there is always more to learn and I look forward to new challenges.

Accomplishments:
• CTO Co-Founder CYDigital a blockchain based company in the consumer data space.
• Chief Architect for VodafoneLive! App Store, 3 million users in the first 3 months
• At Aplix increased revenues by 9 million USD and sold company IP to Oracle for 5 million USD.
• At Ubitus I negotiated a 5+ million USD contract with EA.

Experience:

CTO CO-Founder CYDigital a start-up in the consumer data space. San Francisco, CA
2017 - Present

I was in early developer of Internet services and technology I was also very early in the wireless platforms and services space. I saw from the very start that each person was going to be generating a lot of data, through many internet touch points. When I visualized what that looked like I saw this giant blob of data that would follow us around. As I thought deeper about it I imagined we could use that giant blob of data by giving companies and services access to it so that they could be better tailor their offerings to match our individual needs. Move the clocks forward a bunch of years and things started to emerge like decentralization, democratization, and blockchain I saw an opportunity to use these tools to create a system and service where everyone could own and control their data, become the single source of truth about themselves, and use that data to gain value from services, companies, and brands. About two years ago I got together with a group of like-minded individuals to share this idea with them, and it rang so true that it ignited deep communal thinking. The result of that thinking is a vision that has depth and complexity, based on decades of group experience. It boils down to a simple mission statement that all people should own and get value from the data they generate with their online activities. CYDigital has been working toward bringing to market a blockchain-based, smart contract-enabled solution where Consumers can control, protect and derive value from their online activities and the data they create, while businesses can access highly-valued Consumers. The owner of the data has complete control of how their data gets used and they get paid for it's use

Ubitus Inc S.V.P. Products & Innovation Americas, San Francisco, CA
2013 – 2017 (Taiwan based cloud gaming platform start-up)

At Ubitus, I ran the entire US operation. This put me in the position of managing all aspects of the business, which included customer solutions, content sourcing with US publishers, IP licensing, business development, customer relations, sales, engineering, and QA. I steered the effort to position the company in the ad, VR, and gaming industries in the US. When I came on board

Ubitus, their relationships with US game publishers was faltering. I rebuilt the relationships and successfully negotiated contracts with EA, Warner Bros, and Gazillion. I also negotiated an agreement to provide EA with technology and services for their game streaming partnership with Comcast. This agreement had an overall value of more than 5 million USD. I built a partnership with Gazillion for Ubitus to be the publisher of Marvel Heroes MMO in Asia. This partnership had an overall value of more than 10 million USD. During my time with Ubitus, I built strong relationships with Amazon AWS, Marvel, Steam, Wargaming, Google, Dell, and Nvidia. For Google, I worked closely with the Chromecast team to support the platform performance needed for casting games.

Other responsibilities included:
- Identifying and shaping IP for applications to the PTO.
- Speaker at gaming industry events such as Cloud Gaming USA and EA cloud gaming.

2004 - 2013 Aplix Corporation V.P. Technology Strategy
San Francisco, CA

After two plus years of working overseas, I returned to the US. I felt that the next generation in mobile platforms was not going to come from the operators but from outside sources. In pursuit of that new development, I joined Aplix with the intent of pushing the next generation platform forward. At Aplix, I had responsibility for future product strategies and uses for new technologies. In this role I influenced current roadmaps, new products, and innovation projects. I was the company lead for inbound and outbound technology agreements with US partners. In this capacity, I negotiated a 10 year contract with IBM that resulted in Aplix increasing revenues by 9 million USD. I also negotiated the sale of IP to Oracle for 5 million USD. To get a full understanding of industry directions, and to be an influencing force in the industry, I convinced Aplix to become more involved in multiple standards bodies such as the Java Community Process, (I was elected to the JCP executive committee), and Aplix was awarded JCP Member of the year in 2010 for leadership. Under my direction, Aplix also joined the OSGi Mobile expert Group, OMTP, OMA, BDA, and LiMo, where I sat on the Executive committee. We did early work with Google's OHA, but due to licensing conflicts with Sun Microsystems, we were unable to become official members. I used the information gained from the various standards bodies to direct internal projects so they would meet the growing needs of the mobile community. I then leveraged the relationships to influence the companies involved in those standards bodies to adopt Aplix technologies. I worked closely with strategic partners DoCoMo, IBM, Sun, Oracle, Motorola, Nokia and others to build industry support for next generation mobile data technologies.

Other responsibilities included:
- Member of the BDA (Blu-ray Disk Association) with focus on the Java specification.
- Strategic positioning of patents for defensive and offensive uses.

2000 - 2004 Vodafone Group PLC:

2000 – 2001 Vodafone Senior Software/Systems Engineer: Advanced Technology Team
Walnut Creek, CA

When I joined the Vodafone Global Platform (VGP) organization directly from the Vodafone/ AirTouch merger, I was one of only two people from my team of over thirty to be selected for a position with the new group. VGP was tasked with building a mobile internet platform that would be used globally by the Vodafone group companies. At the time, we were a small group and there were many areas that needed to be addressed. I was the lead for automating web site and content transcoding to mobile phones and UIs. To do this my team and I had to integrate web servers, application and personalization servers, LDAP, and third party content providers. My team also had to create new ways to bring the content of the internet to the small screened phones of the time. We used Java and XML to transcode content to device specific WML. We delivered our first mobile portal service to Vodafone NZ. It was the first mobile portal outside of Japan. During that time, I was also a member of an international workgroup that consisted of members from J-Phone (Japan), Vodafone UK, and Omnitel (Italy). We were tasked with directing the next generation of mobile data services, my area of focus was the delivery of mobile applications over the air (OTA).

Other responsibilities included:
- Technical evaluations for Marketing and Business Development on Location Based Services.
- Responsible for technical evaluations of vendors and content provider systems.

2001 -2002 Vodafone Senior Staff Engineer: Technical Business Development
Walnut Creek, CA

I moved to the technical business development team in an effort to deepen my focus on the platforms and technologies needed for both phones and the operator networks to deliver mobile applications over the air (OTA). I built and guided a team of engineers for that purpose. We conducted technical and business evaluations of vendors for devices and core platform. In the course of this work I built strong relationships with a number of companies that were working to deliver on OTA platforms. I guided all their efforts by producing a cornerstone specification, with my team, for the delivery of content OTA. At the time, a Vodafone partner in Japan, (J-Phone), was also working on the same challenges. I collaborated with them with the strategy of bringing a single OTA service across all of the Vodafone properties. From my previous international work, I knew that I needed to get buy in from a much larger global audience; to do this I formed the Vodafone J2ME Community that consisted of sixteen Vodafone operators. In the kickoff meeting I was able to ensure that the representative from the newly formed Vodafone global group in Dusseldorf Germany was elected to lead the community.

Other responsibilities included:
- Lead for the JCP MIDP 1.0 & 2.0 (Mobile Information Device Profile), and Client Provisioning expert groups.
- Lead for the Vodafone Group PLC developers program.
- Technical and business evaluations of technology providers for devices and Core Platform.

2002 - 2004 Vodafone Senior Technologist/Chief Architect: Mobile Services and Integration
Dusseldorf, Germany
2002 – 2004

I moved to Vodafone's global services headquarters, under secondment, in Dusseldorf where I built and guided a team of more then 10 engineers and PMs for the purpose of launching the VodafoneLive! service. I was the Chief Architect for the VodafoneLive! App Store service and for it's flagship device that was built in partnership with Sharp. The service was the first of it's kind outside of Japan and it set the stage for all App Store services to come. We were only given six months to launch and we hit the mark. In the first three months of service we hit our goal of 3 million users. At the same time, I was also the Chief Architect for the VSCL (Vodafone Standard Class Libraries) an extension to the Java Micro Edition platform. The VSCL was built to meet the needs of mobile game developers. I worked closely with game publishers to make certain that the platform would entice them to build games. In order to build this global service, I worked with

Vodafone operators and partners around the world such as Omnitel, D2, Vodafone UK, NZ, IR, Sweden, NL, J-Phone (Japan), Verizon, and more. This experience helped me build my skills in working with widely separated teams both by location and culture. Upon completion of release 2.0 of VodafoneLive! and 2.0 of the VSCL, I was promoted to the Design Authority for the next generation service architecture for Vodafone.

Other responsibilities included:
- Technical support on contracts and licensing to Vodafone Global Supply Chain Management and Legal departments for contract drafting and negotiations.
- Vodafone Group representative for the Java Community Process.
- Conducted informational technical workshops covering wireless architectures and standards.

1995- 1996 RYNO Imaging Systems Inc. Application Developer:
1996 – 1997 Action Technologies Inc. Technical Support Specialist:
1997 – 1998 Ascend Communications. Application Developer:
1998 – 1999 AirTouch Cellular Inc. Lead Software Engineer:
1999 – 2000 Vodafone/AirTouch Cellular Inc. Lead Software Engineer:

Education:
Brooklyn Technical High School
Brooklyn College, Brooklyn, NY

Specials:

Patents and Legal work:

2011 - 2012 Expert witness in Oracle America, Inc. v. Google, Inc.
2012 - 2017 Patent litigation technical expert support for Xpressmo portfolio of patents, with a focus on US 6,546,397 "Browser based website generation tool and run time engine" patent.
2017 Expert witness declaration for US 6,876,979 "Electronic Commerce Bridge System," patent. Resulting in multiple settlements.
2017 Expert witness declaration for "Method and Apparatus for Conducting Electronic Commerce Transactions Using Electronic Tokens," US 7,177,838 patent. Resulting in multiple settlements.
2017 Expert witness declaration for "Systems and Methods for Distributing On-line Content" US 7,249,060

Board member for:

2019 - Current Applicity Co-founder Board member
Global based mobile game company start-up

2004 – Current Xpressmo Inc Advisor and Board Director
Marin CA based mobile application platform start up

2004 - 2006 MZT
Walnut Creek CA based Mobile social network application and service start up.

2011 - 2017 Redline
Marin CA based Web 2.0 Legal collaboration site

Speaking:

Featured speaker at JavaOne subjects:
J2ME deployments worldwide, Vodafone J2ME Content delivery OTA, J2ME MIDP 2.0 security,
Web services and J2ME
Speaker at Cloud Gaming USA and EA cloud gaming event (2015 & 2016)